Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2008

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$7,243
Plus
Interest included in expense(b)	19,104
One-third of rental expense(c)	269
Adjusted “earnings”	$26,616

Fixed charges
Interest included in expense(b)	$19,104
Interest capitalized	48
One-third of rental expense(c)	269
Total fixed charges	$19,421

Ratio of earnings to fixed charges	1.37

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.